Filed by SeaSpine Holdings Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: SeaSpine Holdings Corporation

Subject Company: SeaSpine Holdings Corporation

SEC File No.: 001-36905

Date: November 2, 2022

Event Type: Q3 2022 Earnings Call     (Corrected version)

Date: 2022-11-01

Company: SeaSpine Holdings Corp.

Ticker: SPNE-US

COMPANY PARTICIPANTS

Unverified Participant

Keith C. Valentine - SeaSpine Holdings Corp., President, Chief Executive Officer & Director

John J. Bostjancic - SeaSpine Holdings Corp., Senior Vice President, Chief Financial Officer & Chief Operating Officer

OTHER PARTICIPANTS

Ryan Zimmerman - Analyst

Kyle Rose - Analyst

Jeffrey S. Cohen - Analyst

Ross Osborn - Analyst

Jason Wittes - Analyst

MANAGEMENT DISCUSSION SECTION

Operator

Welcome to the SeaSpine’s 2022 Third Quarter Financial Results Conference Call. At this time, all participants are in listen-only mode. Following management’s prepared remarks, we’ll hold a question-and-answer session. As a reminder, this conference call is being recorded today, November 1, 2022.

I would now like to turn the conference over to Greg Chodaczek (00:00:50). Please go ahead, sir.

Unverified Participant

Thank you for participating in today’s call. Joining me from SeaSpine is CEO, Keith Valentine;

COO and CFO, John Bostjancic. Earlier today, SeaSpine released full financial results for the third quarter ended September 30, 2022.

During the conference call, we will make forward-looking statements within the meaning of the federal securities laws in regard to our business strategy, expectations and plans, our objectives of future operations and our future financial results and conditions. All statements other than statements of historical facts are forward-looking statements. Such statements may include words such as believe, could, would, will, plan, intend and similar expressions. You are cautioned not to place undue reliance on forward-looking statements, which are only predictions and reflect our beliefs based on current information and speak only as of today, November 1, 2022.

For a description of risks and uncertainties that could cause material differences between our actual results and those stated or implied by the forward-looking statements, please see our news releases and periodic filings with the Securities and Exchange Commission, which are available on our corporate website, www.seaspine.com, or at www.sec.gov.

Our discussion today will also include certain financial measures such as adjusted gross margin and adjusted EBITDA loss that are not calculated in accordance with Generally Accepted Accounting Principles, or GAAP. Management believes that the presentation of these non-GAAP financial measures provides important supplemental information to management and investors regarding financial and business trends relating to the company results of operations.

These non-GAAP financial measures should not be considered replacements for or should be read together with the most directly comparable GAAP financial measures. Reconciliations to the most directly comparable GAAP measures are provided in the tables accompanying the press release we issued today.

I will now turn the call over to Keith Valentine. Keith?

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Keith C. Valentine

Good afternoon, and thank you all for joining us. Our organization’s consistent execution and the performance of our distributor partners, including a large transformational distributors we added during the past year, delivered record third quarter revenue growth and accelerating momentum. The tremendous momentum combined with our innovative product offerings in orthobiologics, spinal implants, and enabling technologies continue to attract larger, more exclusive distributors and fuel our growth as we finish 2022 and look forward to consummating our planned merger with Orthofix, which we expect to close early next year. The momentum gave us the confidence to raise full year 2022 revenue guidance to a range of $236 million to $238 million, representing year-over-year growth of 23% to 24%.

In the third quarter, we grew total revenues by 45% over the prior year period of $67.1 million. In the US, where we generate approximately 90% of our total revenue. We saw revenue increase 24%, reaching $51.1 million, and international revenue grew 207% to $16 million, largely as a result of the spinal implants stocking orders we shipped to our European distribution partners ahead of our planned exit from the spinal implants market there. We continue to expand our product portfolio with the full commercial launches of the WaveForm TLIF Articulating Interbody system and the Mariner MIS Wayfinder System.

The WaveForm TLIF system is the next iteration of our proprietary 3D printed interbody technology that is manufactured entirely of a repeating and continuous wave-like structure that absorbs and distributes compressive loads more efficiently than other 3D printed architectures in the market without compromising strength. The Wayfinder system, a novel one step k-wireless screw delivery system for pedicle screw fixation that is designed to reduce the number of steps associated with fixation placement. These launches demonstrate SeaSpine’s continued commitment to advance its portfolios through product development, to help surgeons improve patient outcomes and to drive market share gains.

Turning to 7D Surgical, we placed six units in the third quarter. From an earnout perspective, we have executed a total of five deals since the acquisition, with an aggregate annual revenue commitment of $2.8 million per year. The sales pipeline for our FLASH navigation system continues to shift to a higher percentage of earnout opportunities. Additionally, in terms of non-contractual revenue pull-through of our spinal implants and orthobiologics products, we continue to see increased revenue six months post capital sale in over half of those accounts.

Before handing off the call to John, I would like to take a few minutes to discuss our recently announced intent to merge with Orthofix Medical. We believe our combined portfolios will put us in a highly differentiated position in the spine market, combining leading bone growth therapy, enabling technologies, spinal fixation, motion preservation and orthobiologics. The combined distribution network will have access to greater than a $200 million base of complementary revenue with immediate pull-through opportunity via the Motion Preservation, 7D-enabling Technologies and bone growth therapies portfolios.

Additionally, we believe that the revenue risk is manageable as our due diligence efforts confirm that there is minimal geographic overlap in the United States. This merger of two patient-focused companies will create far more significant revenue upside and cost synergies than the two existing companies could accomplish on their own.

And now I’ll turn the call over to John for more detail on our financials and our financial outlook. Then I will wrap up. John?

John J. Bostjancic

Thanks, Keith, and good afternoon, everyone. As Keith noted earlier, total revenue for the third quarter of 2022 was $67.1 million, a 45% increase over the prior year. In the US, we posted 24% growth to $51.1 million. International revenue increased by 207% to $16 million. U.S. spinal implant and enabling technologies revenue in the third quarter increased 30% to $27.4 million.

Products launched or enhanced via line extensions within the past five years continue to fuel revenue growth and drive market share gains and accounted for 76% of U.S. spinal implant revenue in the third quarter of 2022. This continues to be an encouraging indicator for sustained, long-term revenue growth.

U.S. orthobiologics revenue in the third quarter increased 18% to $23.8 million and continues to be driven by growth in the OsteoStrand Plus fibers-based DBM product line. Sales of products launched within the past five years accounted for 49% of U.S. orthobiologics revenues.

Our U.S. spinal implants surgery volumes increased 30% compared to the third quarter of 2021 while revenue per case increased low-single digits compared to the prior year. Utilization of our spinal implant systems and orthobiologics products increased to 2.2 per procedure in the third quarter of 2022 compared to 2.1 a year ago. We experienced low-single-digit average price declines in both the spinal implants and orthobiologics portfolios consistent with prior years.

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GAAP gross margin for the third quarter of 2022 was 60.3% compared to 60.6% for the third quarter of 2021. Adjusted gross margin was 61.8% for the third quarter of 2022 compared to 64.3% for the third quarter of 2021. The decrease in GAAP and adjusted gross margin was primarily due to the lower gross margin associated with the $10 million increase in spinal implants revenue to European distributors in the third quarter of 2022 compared to the prior-year period, which was partially offset by lower excess and obsolete inventory charges.

Operating expenses for the third quarter of 2022 totaled $55.2 million, an $8.8 million increase compared to the third quarter of 2021. The increase in operating expenses was driven primarily by $5.4 million in higher selling and marketing expenses attributable to increased commissions and freight and logistics costs associated with increased revenue, $3.1 million in higher general and administrative expenses due primarily to increased head count-related compensation expenses and by legal and other fees associated with the planned merger with Orthofix, and $300,000 in higher research and development expenses.

Net loss for the third quarter of 2022 was $15.5 million compared to a net loss of $17.6 million for the third quarter of 2021. Adjusted EBITDA loss for the third quarter of 2022 was $2.7 million compared to a loss of $7.4 million for the third quarter of 2021. Adjusted EBITDA loss is a non-GAAP financial measure that we believe provides valuable information on our operating results that facilitates comparability of our core operating performance from period-to- period and against other companies in our industry. A reconciliation of GAAP net loss to adjusted EBITDA loss was presented in the financial tables of the press release we issued this afternoon.

Cash and cash equivalents at September 30, 2022 totaled $46.8 million and includes $25.8 million of outstanding borrowings under the credit facility. Our free cash flow burn, which includes operating cash flows and purchases of property and equipment, was $19 million for the third quarter of 2022. This spend is in line with the large amount of inventory and set billed (00:11:55) capital expenditures to support the recent and upcoming full product launches to fulfill the final European spinal implant stocking orders and our aggressive US revenue growth expectations for the full year.

Turning to our financial outlook for 2022. As Keith noted earlier, we expect full-year 2022 revenue to be in the range of $236 million to $238 million, reflecting growth of approximately 23% to 24% over full-year 2021. This revenue range reflects growth of 16% to 19% for the fourth quarter of 2022 after excluding European spinal implant revenue generated in the fourth quarter of 2021.

Moving down the P&L, we still anticipate generating 150 basis points to 200 basis points of adjusted gross margin expansion for the full-year 2022 compared to the 63.5% we reported in 2021. We expect to reduce our adjusted EBITDA loss by 10% to 15% compared to the $22.9 million we reported in 2021. We expect to generate these operating improvements through a combination of more efficient revenue growth fueled by the continued onboarding of more exclusive and high-quality distributor partners from the robust cadence of transformative product launches, from further market penetration of the unique 7D FLASH technology, and from higher adjusted gross margins through an increasingly favorable sales mix.

Our expectations for free cash flow burn for full-year 2022 has increased to more than $70 million. This increase is driven primarily by two factors. One, the cash expenditures we anticipate making in the fourth quarter of 2022 related to legal, accounting, and other fees associated with the Orthofix merger; and, two, the greater investments in additional inventory in spinal implants sets to nearly $50 million for the full year. This higher spend underscores the confidence we have in generating long-term, sustained revenue growth as we continue to support product launches and the onboarding of more transformative distributor partners as we seek to exceed the 15% to 18% long-term revenue growth rates we committed to earlier this year. To-date, we have received and paid more than $35 million of that significant growth investment.

At this point, I’d like to turn the call back over to Keith for closing comments.

Keith C. Valentine

Thank you, John. SeaSpine continues to gain momentum as evidenced by our sustained and outstanding results while increasing revenue guidance. We are simply winning and taking market share. The winning recipe requires hard work, take a lot of product innovation combined with proper execution and mix in a great crew. The outcomes are increased market share, improving financial results and overall success. We are taking this winning recipe with us as we turn our course into our future merger with Orthofix. And I look forward to the combined entity yielding even better outcomes by becoming stronger together.

With that, thank you, all, for your time and, more importantly, your support. We will now open it up to questions.

QUESTION AND ANSWER SECTION

Operator

Thank you, sir. Ladies and gentlemen, at this stage, we will begin the question-and-answer session. The first question we have is from Ryan Zimmerman from BTIG. Please go ahead.

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Analyst:Ryan Zimmerman

Question – Ryan Zimmerman: Good afternoon. Thanks for taking the questions.

Answer – Keith C. Valentine: Good afternoon, Ryan (00:15:59).

Question – Ryan Zimmerman: Hello. Just want to ask if you could take us through kind of your thoughts on the low and high end of guidance for the fourth quarter. Kind of what your underlying assumptions are for the low end, what your underlying assumptions are for the high end as we think about the revenue implied for fourth quarter.

Answer – John J. Bostjancic: Yeah. It’s obviously driven by US revenue with 90% of our revenue coming in the US in spinal implants and orthobiologics, so both coming off great quarters and we’re getting deepening penetration with the capital sales team from 7D. So, again, the expectation is it’s going to come from across the board in the US. We exited the spinal implants market in Europe in the third quarter with those final stocking orders. That doesn’t change our ability to sell spinal implants elsewhere in the world and it doesn’t impact our ability to sell orthobiologics or 7D in Europe, right, because it was a different distributor network. But obviously, the European piece (00:16:59) you’d expect to see down for OUS. But the growth is picking up with the momentum we’ve seen in the US in both spinal implants and orthobiologics from recent product launches.

We’ve got expectations for upcoming product launches with Mariner adult deformity. And really, it’s just continuing to see the benefits of those larger transformative distributors we brought on board most meaningfully in the past year or even six months. And we’ve got a pipeline of additional distributors we want to bring in in that exclusive capacity, and think we’ll be able to capitalize on some of those opportunities in the fourth quarter. So, really, it’s a lot of the same of what we did in the third quarter minus the stocking orders for the European distributors.

Question – Ryan Zimmerman: Okay. And just to be clear, there’s no kind of underlying macro assumption of a COVID wave or anything. I just want to get it off the table for anyone that may have been concerned about that.

Answer – John J. Bostjancic: Correct. No assumptions for COVID. Assuming continuing volumes at the same level we’ve seen really all this year since the Omicron wave, we’ve been fortunate that we have not been impacted by any COVID waves and expect to see the same kind of volumes continuing in the fourth quarter that we saw in the third quarter.

Question – Ryan Zimmerman: Okay. And then just a follow-up question for me. I mean, as we think about the merger, Keith, and I appreciate the commentary about revenue synergies and also certainly revenue opportunities. Maybe just, one, how you feel (00:18:35) like you’re mitigating any risk around the merger, especially around integration of the two organizations. And just where you see kind of the greatest revenue synergy whether that’s in opportunities within, say, motion preservation or enabling tech or specific product categories that you’re – where you think you can capture the most cross-sell? Thank you.

Answer – Keith C. Valentine: Yeah. You bet, Ryan. I think you captured all of them. I mean, there’s components to each. I mean, one area that we are excited about is we feel like in the research that we did, that there’s minimal overlap. And so, dealing with minimal overlap means that we’re going to be able to really hit the ground running with distribution, especially our exclusive distributors, who will have the ability to now have motion preservation with what we think and feel strongly about is the best cervical fusion product portfolio, and that combination will be very powerful. In addition to that, I think that there’s going to be interest in us exploring how exclusive distribution has the ability to drive a greater BGT opportunity, so bone growth therapy and what we can do on the Stem (00:19:46) business by having focused distributors also interested in driving that platform.

I think also when you look at enabling tech, I think, as we know, 7D is a great agnostic platform. Meaning not only can it be used in all different spine surgeries, but it can also be used in surgeries outside of spine. And I think that’s going to be a great opportunity for us as we start combining and understanding what other areas of the organization can benefit from the use of 7D and benefit from either placements outright or some sort of earn-outs.

Question – Ryan Zimmerman: Got it. Appreciate it. I’ll hope back in the queue. Thanks, guys.

Answer – John J. Bostjancic: Thanks.

Operator

Next question we have is from Kyle Rose from Canaccord.

Analyst:Kyle Rose

Question – Kyle Rose: Great. Good afternoon, everyone.

Answer – Keith C. Valentine: Hi, Kyle.

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Question – Kyle Rose: I wonder, just to start, if we could get just a US/OUS breakout for 7D in the quarter. And then just your expectations as far as how you expect that will trend through year-end here.

Answer – John J. Bostjancic: Yeah. Remember, Ryan (sic) [Kyle] (00:20:58), we talked about giving revenue guidance on capital sales revenue through the anniversary of the acquisition because we wanted to provide organic versus inorganic. But now that we’ve anniversaried the acquisition, we’re shifting to just focus on placements because the placement is the critical part, right? We get the benefit of either a capital sales revenue, which is the upfront revenue, or we get the benefit of the longer term revenue growth from an earn-out.

So, we’re not going to give color on the different capital sales opportunities or results, but we’re going to instead stay focused on talking about units because the more units replacing the field, whether it’s capital sale or earn-out, we’re seeing the uptick in spinal implants revenue. Obviously, with the earn outs, it’s contractual. But as we mentioned, over half the accounts were 7D unit has been sold we’re starting to see noncontractual pull-through of revenue for our spinal implants and orthobiologics. So, it’s kind of that other benefit to the capital sale.

Question – Kyle Rose: Great. Thank you. And then with respect to just both the merger as well as the commercial team, you talked about your new transformative, exclusive-type distributors. Could you just help us understand? I realized it’s still early, but how have those conversations with either potential distributors trended since the merger announcement as well as how have the conversations with your existing commercial team now that you presumably had a chance to check in with everybody at NASS and thereafter? Just overall reaction after a little bit of the dust had settled with respect to the merger.

Answer – Keith C. Valentine: I’ll tell you, there was a real palpable energy at NASS. I think that we were really pleased with not only the enthusiasm that our distribution team had, which was the enthusiasm a lot along the lines of what I just answered previously on what the synergies can be and the upside opportunity can be for them.

But I was also impressed with our sales management team and marketing teams and development teams. They were all there as well. I mean, obviously, these kind of news can create a certain level of tension or apprehension, so to speak, and everyone was very excited. They’re excited about what this opportunity is going to bring. They’re excited about being part of a larger company that’s going to have certainly a strong balance sheet that will enable further investments in spine and further growth opportunities.

So, I think even post-NASS meeting, that momentum and enthusiasm has continued. We’re excited about how the quarter shaping up. And I think it’s a demonstration to how focused the teams are and where they want to see their roles moving forward as the companies combine.

Question – Kyle Rose: Great. And then just overall, just kind of piggybacking on Ryan’s question previously with regards to the macro. Any changes you’re seeing with respect to staffing challenges across the environment, expectations when you’re speaking to hospital partners? Do we think those will get easier into the Q4, just macro demand trends into the end of the year would be really helpful? Thank you.

Answer – Keith C. Valentine: Yeah. Some kind of our market checks and conversations with surgeons have been very positive. Most are completely booked up for their fourth quarter, not unusual knowing how that usually shapes up in Q4. No one seems to be expressing any concerns about staffing. I think that everyone wants there to be more flexibility, the ability to work weekends or work longer shifts in the OR. Not sure everyone is going to have that flexibility. I think most surgeons have spoke that it is stable again and that they’re not worried about any kind of slowdowns from an OR perspective and absolutely looking forward to getting through their scheduling. And so, I view it as it should be very similar to what we saw in the third quarter as far as staffing and availability and everything else and don’t anticipate any kind of disruption at this point.

Question – Kyle Rose: Great. Thank you for taking the questions.

Answer – Keith C. Valentine: Yep.

Operator

Thank you. Next question we have is from Richard Newitter from Truist Securities.

Unidentified speaker

Question – Unidentified speaker: Hi. Thanks for taking the question. This is Sam (00:25:23) on for Rich. Just the first question from us in terms of the plans to add direct reps, are those conversations still happening and how should we think about, as a combined entity, when those direct reps are going to come on board and where they should be felt there and when they should be felt?

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Answer – Keith C. Valentine: Yeah. So, the strategy all along has been to add direct reps second half of the year, and we have been. And I know that in general speaking during the process diligence that we’re all in agreement that direct reps do make sense in a progressive manner, meaning in areas that we have both now we’ll have white space or have areas that good distribution can’t be found. But a direct is an alternative that we will pursue it.

So, technically speaking, the strategy hasn’t changed and it may even accelerate once we have the combined entities. We’ll just have to see once we’re able to look at that and look at the overlaps and where there could be white space for both of us and take advantage of it.

Unidentified speaker

Question – Unidentified speaker: Got it. And then pick up in R&D sequentially here in 3Q. Can you just give us any guidance on how to think about OpEx and spend sort of over the next few quarters leading up to the merger? Thanks.

Answer – John J. Bostjancic: Yeah. R&D spend has picked up and a lot of it is influenced by the acceleration of the 7D development programs in the next-generation camera system and proceeding with the integration of the 7D system with our spinal implants and making that more seamless. So, we talked about that dating back to the acquisition of 7D and how we’d expect that to pick up over time and gave some guidance and accelerating R&D spend as a percentage of revenue in 2022.

So, I think you’re seeing that play out largely influenced by 7D. And then, consistent with that long-term guidance, we expect R&D expenses, at least on a stand-alone basis, would have been similar for 2023 as a percentage of revenue, again, heavily influenced by accelerating all those 7D development programs. How that’s going to shape up post-merger, right, we obviously haven’t given guidance on that yet. But we’re continuing to invest aggressively in spinal implant, in orthobiologics product development programs and gathering clinical data. So, that hasn’t changed and has not grown at the same rate as revenue has grown. But the increase in R&D is mostly coming from that increasing spend in 7D because we want to continue to keep that technology ahead of all the competition before there’s another entry into the market.

Unidentified speaker

Question – Unidentified speaker: Great. (00:28:17) like similar commentary on SG&A over the next few quarters, how we should think about that (00:28:22)?

Answer – John J. Bostjancic: So, the G&A component, which we split out, adjusted G&A has been growing typically mid-single digits year-over-year. So, I think that will continue to be the long-term trends because we’re able to get leverage on that G&A line. Again, how that changes with the merger, we’ve yet to give guidance. But I don’t see that changing fundamentally of getting leverage out of the G&A line. And from our stand-alone sales and marketing perspective, we’re really starting to see the benefits of those more efficient commission rates on distributors because we’re well into multiple-year arrangements with distributors and where we had offered premiums in the past because we didn’t perhaps have the most up to date portfolio to take market share. We did offer premium commissions early on, but now that we’ve got a complete bag and we believe the best hardware spinal implant portfolio in the business across the board when you look at cervical interbody thorax (00:29:23) lumbar, we don’t need to offer those premium commission rates. Yet we’re still able to sign up these transformative large distributors that are driving market share.

So, I think we’ll continue to see gradual leverage in the commission lines from the distribution model, but also as we continue to hire more direct sales reps, longer term, we’re going to get more leverage out of that. But because of typical upfront costs of bringing on a direct sales force, it might be a bit dilutive in the near term, but I think the distributor commission efficiency can outweigh that in the near term as well.

Unidentified speaker

Question – Unidentified speaker: Okay. Thank you.

Operator

Thank you. The next question we have is from Jeffrey Cohen from Ladenburg Thalmann.

Analyst:Jeffrey S. Cohen

Question – Jeffrey S. Cohen: Hi, Keith and John, how are you?

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Answer – John J. Bostjancic: Good. How are you doing, Jeff?

Answer – Keith C. Valentine: Good.

Question – Jeffrey S. Cohen: Good. Just two questions from our side. I guess kind of the macro question (00:30:18) with the close. As we’ve seen the pull-through from the 7D folks with respect to your hardware and your penetration in the marketplace. So perhaps you can hypothesize how that might play out through 2023 with the Orthofix portfolio in addition to yours?

Answer – John J. Bostjancic: Yeah. I think it opens up more opportunities for both capital sales and earnouts. And as Keith said, right not just in the spine space, but there’s opportunity to leverage 7D technology in the same way through the orthopedics channel with Orthofix, whether it’s capital sale or earnout in those accounts. So I think the merger only increases the opportunity of what we’ve been able to take advantage of and earn out some capital sales and drive pull through, whether it’s contractual revenue, pull through on an earnout with a broader revenue base to now include motion preservation in addition to our spinal implants and biologics, but also the non- contractual pull-through that we’re seeing when a unit is placed in an account.

So I’m excited to see where we can take it with the merger, because it just increases the opportunity we’ve already been able to take advantage of with 7D.

Question – Jeffrey S. Cohen: Okay. I got it. And could you hypothesize how that might play out in the future as far as the two research organizations, both at Orthofix broad (00:31:41) SeaSpine as they integrate and perhaps talk to us a little about on your side some of your thoughts on motion preservation and other areas of the skeletal system.

Answer – Keith C. Valentine: Yes. What was that again? How the research is going to combine, was that the question?

Question – Jeffrey S. Cohen: Yeah, the R&D related to perhaps taking some of your spine innovation to other areas of the body and vice versa?

Answer – Keith C. Valentine: Yeah, I guess (00:32:14). So the combined groups for spine haven’t been decided. That’s a workstream in effort on how that combination will look and how will be splitting up not only talent, but also how we’ll be thinking about new product introductions and new product innovation. So that workstream is not done yet. But we’re excited from the perspective of there’s really a big bag of products right now and there’s really not a lot to fill out. A lot of what we’ll be doing is working on next generation products, probably moving forward as well. So but again, that workstream is in process and won’t be finalized really until after the combination.

Question – Jeffrey S. Cohen: Okay, got it. Super thanks for taking the questions.

Answer – John J. Bostjancic: Yeah. The one thing I’ll add, Jeff, is we’ve been pretty clear it doesn’t change our commitment to innovation across all the different portfolios of the combined business right. So that’s something I think both groups are aligned on as we continue to invest in innovation and take market share as a large organization.

Question – Jeffrey S. Cohen: Got it. Perfect. Thanks for taking the questions.

Operator

Thank you. The next question we have is from Ross Osborn from Cantor Fitzgerald.

Analyst:Ross Osborn

Question – Ross Osborn: Hi, everyone, congrats on the quarter and thanks for taking my questions. So starting off, I realize the full launch of Percutaneous is still new but is there any feedback you’d like to share at this point, maybe from conversation at NASS.

Answer – Keith C. Valentine: 7D Percutaneous, yeah, so percutaneous continues to we had a good alpha and beta with it which created some minor changes that went into the considerations for full launch. I think what’s interesting with the Perc module, it is a seamless perc system to use. When you look at what other competitors use for Perc, but one big advantage that we found that was just the definition of perc, perc is very clear, but a lot of folks do mini opens as well.

And so with a mini open, you can use the regular system. You don’t have to have a – have to use the perc, which would require the intraoperative scan. And so that’s a big feature because some folks do, do traditional very percutaneous-type procedures, but most do a mini open and that mini open can give enough exposure that we can use the standard system which makes it even a quicker registration, if you will.

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Question – Ross Osborn: Okay. Got it. Thank you for that. And then just one on the merger, given Orthofix’s international presence how should we start to think about the sales ramp with respect to SeaSpine’s current portfolio OUS. What areas of the portfolio do you expect to perform particularly well and what areas do you expect to be more challenging to gain traction initially?

Answer – Keith C. Valentine: Yeah. So, I think that one opportunity which we’re looking forward to is the enabling technology, broader footprint internationally now and so that’s one that I think is super exciting. We haven’t really evaluated yet and it probably won’t happen until after the merger is finalized. Does this present a new opportunity for us with spine implants in Europe, for example. I still think it’s a very burdensome regulatory commitment, but there may be other pathways now that we can consider and that we’re holding that open as a wait-and-see.

I think from a spinal implant perspective, other than the European presence remains to be seen it’s just something that we haven’t really spent a great deal of time on, but it is part of one of our integration streams that we’ll be looking at. But for sure, the 7D, I think, is going to be a much broader opportunity with the broader distribution network that Orthofix brings internationally.

Question – Ross Osborn: Great. Thanks for taking my questions.

Answer – Keith C. Valentine: Yeah.

Answer – John J. Bostjancic: Thanks.

Operator

Thank you. Our final question is from Jason Wittes from Loop Capital.

Analyst:Jason Wittes

Question – Jason Wittes: Hi. Thanks. So maybe if I could just ask, the spread has closed quite a bit but there’s still a spread here. You’ve spoken to shareholders, I mean, what has been in support of this deal with Orthofix, can you give any quantitative commentary on that?

Answer – John J. Bostjancic: I mean, we’ve spoken to our shareholders and we’re touching base with Orthofix because obviously the shareholder vote will be important. So we’re making sure that we’re getting the message out clearly that this is a great opportunity to create scale and growth and profitability at the same time, right. They’ve got channels that we can leverage and we’ve got channels they can leverage. So I think that the conversations with investors has been positive.

I think we’re starting to really beat home the message that this is not a spine merger of giant companies, right, that we sometimes get lumped into where you’re going to have big dis-synergies. You’ve got two companies with a combined market share of less than 5% in spinal implants. You shouldn’t see a lot of geographic overlap and revenue dis-synergy risk, and that’s what the due diligence bore out. So I think we’re really putting that to bed because that was an initial concern after the announcement of the merger, but it just doesn’t make sense that there’d be (00:37:54) a lot of overlap and that’s why we focus that on the due diligence.

And now we’re really focusing on as well, just talking about the $200 million of complementary revenue that represents upside for revenue synergies, right? There were none that were built into the model and that’s the way the deal model was built. But with $200 million of complementary revenue that each side can pull through its distribution channel, there’s going to be revenue synergies there. And that’s something we’re working and focusing on in the integration planning to be able to jump on that from day one, right. So I think those conversations, it’s becoming a lot clearer to people as we talk to them that there’s not that big revenue dis-synergy risk. But there’s a lot of upside on the revenue synergies that we’re going to really focus on and don’t forget the operating expense synergies, right?

We’re going to get scale and efficiency out of this combined organization. So with an opportunity to grow revenue even faster, get cross-selling opportunities and take out costs, I think it’s a situation that people appreciate better than I think after the initial announcement.

Question – Jason Wittes: That’s very helpful. And I know you’ve probably made some comments, but I don’t know if you could maybe review them in terms of – I understand you guys are – both companies are underscaled, especially you guys in terms of sales force penetration and distribution. But are there regions that you’re strong in that they’re not strong in? Or how would you characterize the overlap as much detail as I guess you’re able to provide at this point?

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Answer – John J. Bostjancic: So, I mean, if you take it portfolio by portfolio, the motion preservation, right. That’s all opportunity upside for us because we don’t have motion preservation. You know, both sides have talked about the investments we’ve made in the spinal fixation hardware and the market share we’ve been able to take. And they’ve got similar plans to take market share by innovation. And the great thing is, is the combined company, we can continue to move forward with projects they’ve got in their pipeline, projects we’ve got in our pipeline. But we can immediately bring to the market the portfolio we’ve got through their distributor network. So again, I view that as a lot of upside and we’re going to continue to invest in innovation.

On the orthobiologics side, we’ve got, we believe, and data shows the best DBM in the entire marketplace. They’ve got the best cellular graft and Trinity (00:40:09) in the marketplace. And there’s a very clear surge in preference in some cases where some are going to be true believers in cells and they want to use cells in their patients. Others are true believers in DBM and the data we’ve been able to provide.

So we now as a combined company, we don’t think of it as is competing. We think of it is, as we can span the spectrum of surgeon preferences in an area that has very clear surgeon preference. So we have the best offerings in both world of DBM and cellular graft.

Orthopedics is a great channel, as Keith talked about to pull-through 7D and enabling technologies, not just through our spine business, but through the orthopedics business and through their much larger international sales channel that they can bring to bear. So to me, it’s all opportunity to be able to take advantage of the complementary nature of the products. And there’s cross-selling opportunities everywhere you look.

Question – Jason Wittes: Great. I’ll jump back in the queue. Thanks (00:41:03).

Answer – John J. Bostjancic: Thanks.

Operator

Thank you, sir. Ladies and gentlemen, there are no further questions at this time. I would now like to turn the floor back over to Keith Valentine for closing comments.

Yeah. Thank you everyone, for joining us and we will talk with you again on our next call. Have a great evening.

Operator

Thank you, sir. Ladies and gentlemen, that then concludes today’s conference. Thank you for joining us. You may now disconnect your lines.

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Forward-Looking Statement

This report contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Orthofix’s and SeaSpine’s respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger, including estimated synergies and cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger, estimated costs associated with such transaction and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which Orthofix and SeaSpine operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, and the levels of market demand in the health care segments in which our products are purchased and utilized; (2) challenges in the development, regulatory approval, commercialization, reimbursement, market acceptance, performance and realization of the anticipated benefits of new products of the combined company; (3) the scope, nature, impact or timing of the proposed merger, including among other things the integration of the businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) delays and disruption in delivery of materials and services from suppliers; (7) cost reduction efforts and restructuring costs and savings; (8) new business and investment opportunities; (9) the ability to realize the intended benefits of organizational changes; (10) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (11) the effect of changes in political conditions in the U.S. and other countries in which Orthofix, SeaSpine and the businesses of each operate, including the effect of changes in U.S. healthcare policies, on general market conditions in the near term and beyond; (12) the effect of changes in tax, regulatory and other laws and regulations in the U.S. and other countries in which Orthofix, SeaSpine and the businesses of each operate; (13) negative effects of the announcement or pendency of the proposed merger on the market price of Orthofix and/or SeaSpine’s respective common stock and/or on their respective financial performance; (14) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of Orthofix’s and SeaSpine’s shareholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (15) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (16) risks relating to the value of the Orthofix shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (17) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (18) risks associated with transaction-related litigation; (19) the possibility that costs or difficulties related to the integration of Orthofix’s and SeaSpine’s operations will be greater than expected; (20) the ability of the combined company to retain and hire key personnel; (21) the intended qualification of the merger as a tax-free reorganization to Orthofix and SeaSpine shareholders for U.S. federal income tax purposes; and (22) the impact of the proposed merger on the respective businesses of Orthofix and SeaSpine. There can be no assurance that the proposed merger will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of Orthofix and SeaSpine on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. Any forward- looking statement speaks only as of the date on which it is made, and Orthofix and SeaSpine assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

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Important Additional Information and Where to Find It

In connection with the proposed transaction, Orthofix intends to file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of Orthofix and a joint proxy statement of Orthofix and SeaSpine (the “joint proxy statement/prospectus”). Each party also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to Orthofix’s shareholders and SeaSpine’s shareholders. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Orthofix and SeaSpine with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Orthofix with the SEC will be available free of charge on Orthofix’s website at http://ir.orthofix.com/ or by contacting Orthofix’s Investor Relations at (214) 937-3190. Copies of the documents filed by SeaSpine with the SEC will be available free of charge on SeaSpine’s website at http://investor.seaspine.com/ or by contacting SeaSpine’s Investor Relations at (415) 937-5402.

Orthofix and SeaSpine and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about directors and executive officers of Orthofix is available in the Orthofix proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 27, 2022. Information about directors and executive officers of SeaSpine is available in the SeaSpine proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 22, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from Orthofix and SeaSpine as indicated above.

No Offer or Solicitation

This report and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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